February 18, 2026

David Boulette
Chief Executive Officer
Eva Live Inc
2029 Century Park East, Suite # 400N
Los Angeles, CA 90067

       Re: Eva Live Inc
           Draft Registration Statement on Form S-3
           Submitted February 13, 2026
           CIK: 0001983736
Dear David Boulette :

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology